Sterling Consolidated Corp.

1105 Green Grove Road

Neptune, New Jersey 07723

December 13, 2012

VIA EDGAR

Pamela A. Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Sterling Consolidated Corp.

Registration Statement on Form S-1

Filed August 10, 2012

File No. 333-183246

Dear Ms. Long:

We are in receipt of your comment letter dated September 6, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that you are registering 3,536,873 shares of common stock for resale by the selling security holders. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Rule S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction.

For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our “Compliance and Disclosure Interpretations” on the Commission’s website. Note that we may have additional comments on your analysis and may request additional disclosures upon review of your response. Alternatively, please consider significantly reducing the number of shares that you are registering for resale.

RESPONSE : Although we understand the Commission’s general position with respect to registering large percentages of issuer’s shares compared to the number of shares held by non-affiliates (over 33% of the number of non-affiliate shares), we believe that our given set of circumstances is extraordinary enough to permit the registration of additional shares in a secondary offering pursuant to Rule 415.  For the following reasons, we would like the Commission to re-evaluate the Company’s position.

The majority selling shareholders purchased the Company’s securities for investment purpose and have hold the securities for nearly six months.

The selling shareholders are primarily investors that purchased securities in a common stock offering by the Company in January 2012. The selling shareholders from the common stock offering have held their investment in the Company for over six months. From the time the purchase of securities, such selling shareholders bore the market risk for the securities and continue to bear the risk of their investment.  The Company will not receive any benefit from the sale of the securities.

The investment risk is solely placed on such selling shareholders and they bear the entire market risk.

In addition, the Company issued the common stock in the prior private offering. The offering is completed and not resettable. The investment risk is solely placed on such selling shareholders and they bear the entire market risk of recovering their investment through the sale of their securities.

The majority selling shareholders are not affiliated with the Company or each other.

Finally, we have a total of 62 selling shareholders, and other than Scott R. Chichester, Larry Adams, Darren DeRosa, Angelo DeRosa, and Sally Chichester, none of the selling shareholders has held a position as an officer or director of the Company, nor has any material relationship of any kind with us or any of our affiliates. The selling shareholders are not likely to act as conduit for the Company in the offering covered by this prospectus.

Looking at the above circumstances as a whole, the foregoing selling shareholders have purchased the shares for their own account, they bear all the risk in the resale of these securities, and they are not acting as a conduit for the Company. We would like to urge the Commission to review these facts and circumstances and agree with the Company that this offering is not an indirect primary offering. This offering is a secondary offering, and the Company should be permitted to register the shares as indicated in the prospectus.

Registration Statement’s Facing Page

2.	The calculation of registration fee table and elsewhere indicate that Sterling is registering 3,536,873 shares of common stock, but the aggregate number of shares of common stock reflected in footnote (1) to the table is 3,536,373 shares of common stock. Additionally, the table in the selling security holders section indicates that the aggregate number of shares to be offered is 3,536,873, but it appears that the aggregate number of shares to be offered based on the number of shares included in the shares to be offered column is 3,526,873. Please reconcile disclosures throughout the registration statement so that the aggregate number of shares to be offered is consistent.

RESPONSE:       On the Registration Statement Facing Page, the aggregate number of shares of common stock reflected in footnote (1) is 3,536,873. We have added up all the issuances that are being registered - i) 797,373 shares sold to investors in our private offering pursuant to Regulation D Rule 506 completed in July 2012 at an offering price of $0.30 per share, ii) 300,000 and 720,000 shares issued to Scott Chichester and Lawrence Adams, respectively, and an additional 559,500 shares to 17 other founders of Oceanview Acquisition Corp. iii) 1,000,000 shares issued to Angelo DeRosa and Darren DeRosa, iv) 150,000 shares issued to Delaney Equity Group for consulting services, and v) 10,000 shares issued to Anslow & Jaclin, LLP for services rendered - and they add up to 3,536,873.

Additionally, on the selling security holders section, the shares being offered equals 3,536,873. Please re-calculate and confirm that these numbers reconcile.

The Offering, page 2

3.	It appears that 3,536,873 shares of common stock represent 9.57% of the outstanding shares of common stock before the offering. After you reconcile disclosures so that they are consistent throughout the registration statement on the aggregate number of shares to be offered, please ensure that the percentage of the outstanding shares of common stock before the offering that it represents is accurate.

RESPONSE:       We have confirmed and reconciled that 3,536,873 shares of common stock is the correct number of shares to be offered. Accordingly, on page 2, we have revised the percentage of the outstanding shares of common stock before the offering to state that it represents 9.57%

Loss of Key Suppliers Could Decrease Our Sales Volumes …, page 5

4.	Disclosure that you do not have long term contracts with most of your suppliers is inconsistent with disclosure on page 19 in the business section that you do not have any long term contracts with any of your suppliers. Please reconcile the disclosures.

RESPONSE:       On page 5, we have revised our disclosure to more accurately state that we do not have long term contracts with any of our suppliers.

The Development of Alternatives to Steel Product Distributors…, page 5

5.	The risk factor subheading does not clearly relate to the risk that follows. Please revise to clarify.

RESPONSE:       On page 5, we have revised the risk factor subheading to state: “The Development of Alternatives to [SEAL] Product Distributors…”.

Selling Security Holders, page 13

6.	In the first paragraph of this section, please provide additional information regarding the transactions in which the securities offered for resale were sold to the selling security holders so that it is possible to confirm where these transactions are disclosed in Item 15. Recent Sales of Unregistered Securities. Please also clarify who Oceanview Acquisition Corp. is, what material terms of that transaction were, and where this transaction is disclosed in Item 15.

RESPONSE:       On page 13, we have revised the first paragraph of the selling security holders section to clarify that Oceanview Acquisition Corp. is the former name of Sterling Consolidated Corp. prior to the name change that occurred on May 18, 2012. We have also confirmed that each of the transactions in which the securities offered for resale were sold to the selling security holders are disclosed in Item 15. Recent Sales of Unregistered Securities.

7.	Disclosure that none of the selling shareholders or their beneficial owners has ever been one of our officers or directors or an officer or director of our predecessors or affiliates is inconsistent with disclosure in the table that Sterling’s directors and officers, Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester, are selling security holders. Please revise.

RESPONSE:       On page 15, we have disclosed that Angelo DeRosa is our current Chairman of the Board of Directors. Darren DeRosa is our current Chief Executive Officer. And, Scott Chichester is our current Chief Financial Officer and was, prior to the closing of the share exchange agreement, our sole officer and director.

8.	Disclose the relationship, if any, of all selling security holders who have the same surname. For example, refer to Sally Chichester and Scott Chichester. We note the disclosure on page 33 that Ms. Chichester is Mr. Chichester’s mother.

RESPONSE:       On page 14 and 15, we have disclosed all relationships between the selling security holders who have the same surname and otherwise.

9.	For any selling security holder that is a legal entity, identify the natural person or persons having voting or investment control or both of the shares of common stock held by that selling security holder. For example, refer to Maranz, Inc.

RESPONSE:       On page 14 and 15, we have identified the natural person having voting or investment control or both of the shares of common stock held by that selling security holder, including for Maranz, Inc.

10.	Tell us why Chichester Associates, Inc. is listed twice rather than once in the table as a selling security holder. If this is because it participated in more than one offering, please include by footnote, table subheadings, or otherwise the offering(s) in which each of the selling shareholders acquired their shares. We note that it appears that you have arranged the table by offering, based on the number of shares shown and your references in the first paragraph of this section.

RESPONSE:       On page 14 and 15, we have revised the selling shareholder table to only list Chichester Associates, Inc. once. We have also included a footnote to disclose how the shareholder acquired its shares.

11.	We note that note (1) to the table indicates that Sally Chichester has beneficial ownership of the 333 shares that Chichester Associates, Inc. is offering for resale. Please clarify whether (i) these are the same 333 shares that are attributed to her individually in the table, and (ii) whether she is the beneficial owner of the 288,000 shares attributed to Chichester Associates later in the table.

RESPONSE:       On page 14 and 15, we have clarified that the 333 shares issued to Sally Chichester are different than the 333 shares owned by Chichester Associates, Inc. Additionally, we have consolidated the 288,000 shares and 333 shares owned by Chichester Associates, Inc. into one line item on the selling security holder chart and Sally is the beneficial owner of all 288,333 shares attributed to Chichester Associates, Inc.

Transfer Agent and Registrar, page 17

12.	Identify the transfer agent that you have or intend to engage. We note your statement that you intend to engage an agent upon filing this registration statement.

RESPONSE:       On page 17, we identified the transfer agent as VStock Transfer, LLC.

Description of Business, page 18

13.	Please disclose the material terms of the June 2012 share exchange agreement, including, but not limited to, the number of shares that you issued in the transaction to former owners of your four operating entities. Separately disclose the material terms of the private offering, including, but not limited to, the number of shares that you issued and the amount of consideration that you received.

RESPONSE:       On page 18, we included two sub-headings labeled “Equity Exchange Agreement” and “Private Placement.” Under this sub-headings, we disclosed the material terms of the Equity Exchange Agreement and the material terms of the private placement.

Sterling Seal & Supply, Inc., page 18

14.	Identify Sterling Seal’s principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:       On page 19, we list Sterling Seal’s largest principal suppliers.

15.	Please revise your disclosure to explain what distinguishes the products that you maintain in your warehouse from those that you obtain after contacting your Chinese suppliers following customer acceptance of a quote, as described on page 19. We note disclosure on page 20 under “Competition and Competitive Strengths” that you distribute to local markets across the United States within two (2) days; however, this would not seem possible with respect to products that you must first order from vendors in China, then ship to customers after customers have accepted your quote.

RESPONSE:       On page 19, we clarified that we maintain standard, commonly ordered products in our warehouse. And, we only need to contact our Chinese suppliers following customer acceptance of a quote if we do not have the product in our inventory. Additionally, we have revised the disclosure on page 20 under “Competition and Competitive Strengths” to state that we have established distribution factories over the US that enable us to distribute to local markets across the United States within two (2) days from the date that the products are in our warehouse. The two (2) days is not from the date the order was received but from the date that the product is in our warehouse.

ADDR Properties, LLC, page 19

16.	Clarify in the last sentence whether total rent received from the ADDR Property is $3,550 per month or per year.

RESPONSE:       On page 20, in the last paragraph of the sub-heading “ADDR Properties, LLC”, we have clarified that the total rent received from the ADDR Property is $3,550 per month.

Competition and Our Competitive Strengths, page 20

17.	Provide the basis for the statement that “Rubber is an inexpensive raw material.” Please also expand your disclosure to explain why a supplier must import from China in order to compete in the United States.

RESPONSE:       On page 20, we have clarified the statement by saying “Rubber is the raw material that we are dependent on in our.” We have further expanded our disclosure to explain that producing rubber is very labor intensive and a supplier must import from China in order to compete in the United States because the labor rate in China is much lower than in the United States.

Description of Property, page 21

18.	Advise what consideration you have given to filing as exhibits to the registration statement the rental agreements of ADDR’s property in Cliffwood Beach, New Jersey to four tenants. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have attached the lease agreement with the Children’s Center of Monmouth as an exhibit to the registration statement. We have also attached the Lease Agreements with the other property in Cliffwood Park as an exhibit to the registration statement.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 23

19.	We note the phrase “within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934” in the first paragraph. Since Sterling is a penny stock issuer, Sterling is ineligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act, and delete the phrase. Alternatively, disclose that Sterling is ineligible to rely on the safe harbor provision because it is a penny stock issuer.

RESPONSE:       On page 23, we have deleted the phrase “within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934”.

Results of Operations, page 23

20.	Please revise both your annual and interim MD&A to provide substantive explanations for changes in your operating expenses, specifically your general and administrative expenses, between periods. Please ensure that your explanations provide as much detail as possible. For example, if you are addressing an increase in salaries as a reason for higher general and administrative expenses, please attempt to quantify the extent to which the increase is due to higher headcount as compared to higher salaries and/or bonuses.

RESPONSE:       On page 23, we have provided detailed substantive explanations for changes in general and administrative expenses for both the annual and September 30, 2012 financial statements.

Liquidity and Capital Resources, page 25

21.	Please refer to Item 303(a)(1) of Regulation S-K and revise your discussion of changes in cash flows as follows:

•	Ensure that the amounts you present correspond to the amounts presented in your financial statements. For example, you state that operating activities provided $154,003 in 2011; however, your cash flow statement on page F-11 shows net cash provided by operating activities of $100,142 for the year ended December 31, 2011.
•	Provide substantive explanations for changes in operating, investing, and financing cash flows. Where multiple factors affected changes in cash flows, please quantify and discuss each factor separately. For example, your current discussion does not address changes in cash flow used by investing activities. Additionally, your discussion of changes in financing cash flow quantifies the changes without providing any explanation of the reasons for the changes.

RESPONSE:       On page 23, we have provided a more detailed explanation of the change in operating, investing and financing cash flows from 2010 to 2011 and the values indicated in accordance with Item 203(a)(1) of Regulation S-K and ensured the amounts presented correspond to the 2011 and 2010 financial statements.

Critical Accounting Policies and Estimates, page 26

22.	Please review this section and revise as necessary to make changes applicable to your business. For example, on page 26, your revenue recognition policy makes reference to advance resort ticket sales and sales of television airtime which do not seem to apply to your business. Additionally, your stock based compensation disclosure indicates that you have a short history of issuing options. However, your financial statements make no reference to the issuance of any stock options. These are not the only examples of disclosures which may need to be revised in response to this comment. Please review your filing carefully and make changes as deemed necessary throughout your filing.

RESPONSE:       On page 26, we revised our revenue recognition policy to remove any reference to advance resort ticket sales and sales of television airtime. We have revised the revenue recognition to be consistent with the footnotes to our financial statements and how we recognize revenue.

Recent Accounting Pronouncements, page 27

23.	On pages 27 through 29, you have two different sections titled “recent accounting pronouncements” and three different sections titled “off balance sheet arrangements.” Please review this section carefully and revise as necessary to make changes applicable to your business. For example, you disclose on page 2 that, as an emerging growth company, you intend to delay the adoption of certain accounting standards until they would otherwise apply to private companies. There is no mention of such a delay in your discussion of recent accounting pronouncements.

RESPONSE:       On page 27, we have removed all the duplicative sections, specifically, one of the sections titled “recent accounting pronouncements” and two of the sections titled “off balance sheet arrangements.” We have also included a disclosure in our discussion of recent accounting pronouncements regarding our status as an emerging growth company and that we intend to delay adoption of certain accounting standards.

Directors, Executive Officers, Promoters and Control Persons, page 29

24.	Describe briefly the business experience during the past five years of Messrs. Scott Chichester and Fred Zink. See Item 401(e)(1) of Regulation S-K.

RESPONSE:       On page 29, we have provided a description of the business experience of Scott Chichester and Fred Zink presented in accordance with Item 401(e)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page 36

25.	Disclosure that Sterling was incorporated in Nevada in December 2009 is inconsistent with disclosure on page 1 and elsewhere that Sterling was incorporated in Nevada on January 31, 2011. Please reconcile the disclosures.

RESPONSE:       On page 36, we have reconciled our disclosure to accurately state that Sterling was incorporated in Nevada on January 31, 2011.

26.	For the 10,000 shares issued to Anslow & Jaclin, LLP as partial compensation for legal services on December 5, 2011 and for the 33,120,000 shares issued under the terms of equity exchange agreement on July 8, 2012, state the value of the consideration received by Sterling. See Item 701(c) of Regulation S-K.

RESPONSE:       On page 26, we have changed the date of issuance to Anslow & Jaclin LLP to accurately reflect that the shares were issued on August 13, 2012 as consideration for legal services in the amount of $3,000 and referred to the financial statements, where it was booked as an expense.

Furthermore, the consideration received for the 33,817,040 shares issued under the terms of the equity exchange agreement on July 8, 2012 was the transfer of 100% of the equity in the four acquired companies, Sterling Seal, ADDR, Q5, and Integrity.

27.	Tell us why 150,000 shares of common stock issued to Delaney Equity Group for consulting services which are being registered for resale are not included in this item’s disclosure.

RESPONSE:       On page 36, we have included the 150,000 shares of common stock issued to Delaney Equity Group for consulting services as a “Recent Sale of Unregistered Securities.”

Audited Financial Statements

General

28.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE:       In response to the Staff’s comment, we have included interim financials statements for the period ended September 30, 2012 in the amended registration statement according to the updated requirements of Rule 8-08 of Regulation S-Z.

29.	Your disclosure on page F-1 refers to the financial statements for Sterling Consolidated Corp. However, the financial statements and audit opinion provided on pages F-2 through F-21 indicate that they are financial statements of Sterling Seal and Supply, Inc. Since your next amendment will require you to update your interim financial statements through a date subsequent to the June 2012 share exchange agreement, please revise all of your historical financial statements so that they represent the consolidated financial statements of Sterling Consolidated Corp. Please also ensure that your auditor makes any corresponding changes to this audit report. Please also ensure that your references to the “Company” are consistent throughout your filing. Your definition on page F-7 is not consistent with your definition on page 1.

RESPONSE:       The financial statements for the periods ended December 31, 2011 and 2010 have been presented as if the June 8, 1996 share exchange had occured at the beginning of the period being reported on January 1, 2010. Thus, effectively the financial statements presented are a five (5) company consolidation, including Sterling Consolidated Corporation and its four wholly owned subsidiaries: Sterling Seal and Supply, Inc., Integrity Cargo Freight Corporation, Q5 Ventures LLC and ADDR Properties LLC. Throughout the financial statements and registration statement, Sterling Consolidated Corp and its subsidiaries are referred to as "the Company". The subsidiaries are referred to by the name of the individual entity or its stated nickname as indicated on page 1 of the registration statement.

30.	Please revise your audited financial statements for the years ended December 31, 2011 and 2010 to give retroactive effect to the stock split that occurred on February 1, 2012. Please also disclose that you have done so in a manner similar to your disclosure in the interim financials on page F-5. Refer to SAB Topic 4:C

RESPONSE:       The audited financial statements for the years ended December 31, 2011 and 2010 have been presented with retroactive effect to the stock split that occurred on February 1, 2012. The disclosure in the interim financials was made in lieu of pro forma presentation. However, the full pro forma consolidation obviates the need for the additional P&L effect only footnote disclosure, so none has been presented.

Consolidated Balance Sheet, page F-8

31.	Please revise your presentation of current notes payable to distinguish between notes payable to third parties and notes payable to related parties as you have done with your long term liabilities.

RESPONSE:       We have revised the presentation of notes payable to distinguish between notes payable to third parties and notes payable to related parties.

Consolidated Statement of Operations, page F-9

32.	Please revise to present on the face of your statement of operations the amount of revenues generated from the sale of goods separately from the amount generated from the sale of services. As a related matter, please also revise your revenue recognition accounting policy on page F-15 to clearly indicate what types of activities are included in each revenue line item presented.

RESPONSE:       We have revised the face of the statement of operations to show separate line items for O-rings and rubber products, freight services, and rental services. The revenue recognition accounting policy indicates what activities create revenue for each revenue line item.

Note 1 – Summary of Significant Accounting Policies, page F-12

General

33.	Please disclose the types of amounts that are included in the cost of goods, cost of services, sales and marketing, and general and administrative line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the applicable cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please also disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented.
•	In MD&A that your gross margins may not be comparable to those of other entities since some entities include all of the cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general and administrative, if applicable.

RESPONSE:       The costs of goods, costs of services, sales and marketing and general and administrative expenses have been disclosed in Note 1. Cost of inbound freight is excluded from cost of goods sold and the fact that it is reported as part of general and administrative expenses has been disclosed. Purchasing and receiving costs, inspection costs, internal transfer costs and the other costs of our distribution network are not applicable.

34.	Please revise to provide the segment disclosures required by ASC 280-10-50-20 through 50-26 as appropriate.

RESPONSE: In response to the Staff’s comment, we have provided our segment disclosures per ASC 280-10-50-20 through 50-26 in Note 12 to the financial statements.

35.	We note your disclosure on page 19 that 80% of your imports are from Asia and approximately 10% of your exports are international. Please revise to address the impact of foreign currency issues on your financial statements. Please refer to ASC 830-20-45 and 830-20-50.

RESPONSE:       Since all payables and receivables are booked and collected in USD, the foreign exchange risk is borne by the Vendor and not by the Company. This has been noted on page 19.

Principles of Consolidation, page F-12

36.	Please revise both your annual and interim financial statement footnotes to disclose if ADDR, Integrity, Q5, and Sterling Seal and Supply Inc. were under common management or common control during all periods presented.

RESPONSE:       The annual and interim footnote disclosures have been revised to indicate that both the Chief Executive Officer, Darren DeRosa, and the Chairman, Angelo DeRosa, had management control for ADDR, Integrity, Q5 and Sterling Seal and Supply, Inc.

Integrity Cargo Freight Corporation, page F-12

37.	Please revise to disclose how you reflect the third party transactions of Integrity and ADDR in your consolidated financial statements. For example, it is unclear if you include rental income and expenses associated with the ADDR properties as other income and expenses or within operating income on your consolidated statement of operations for the periods presented.

RESPONSE: In Note 1 to the financial statements, under the respective subheadings for of the subsidiaries, Integrity and ADDR, we have disclosed that the revenues and expenses are included in the operating income in the statements of operations.

Property, Plant and Equipment, page F-14

38.	Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of depreciation and amortization shown separately below).” Please also remove any references in the filing to gross profit or gross profit margin if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

RESPONSE: The Property, Plant and Equipment subheading in Note 1 to the financial statements has been revised to disclose that 50% of depreciation costs are allocated to cost of goods.

Revenue Recognition, page F-15

39.	You disclose that for Integrity revenue is recognized when the contracted goods arrive at their destination point. Please revise to disclose if you recognize revenue on a gross or net basis and the factors that you relied upon to support your accounting treatment. Please also tell us the accounting literature that you relied upon to support your policy of using a formula to recognize a portion of revenue before the contracted goods arrive at their destination point..

RESPONSE: The Revenue Recognition subheading in Note 1 to the financial statement has been revised to indicate that we recognize revenue on a gross basis in reliance on EITF99-19 "Reporting Revenue Gross as Principal Versus net as Agent". Additionally, we indicate that we rely on EITF 91-9, "Revenue Recognition for Freight Services in Process" to support the practice of using a formula to recognize a portion of revenue at period end for contracted goods that have not yet arrived at their destination point.

Note 4 – Line of Credit, page F-19

40.	Please revise your financial statements as appropriate to discuss the current status of your line of credit that was up for renewal in May 2012. Please also disclose if any of your debt agreements contain financial covenants. If your debt agreements contain covenants, please disclose both the nature of the covenant requirements and the implications if those requirements are not met.

RESPONSE: Note 4 has been revised to reflect the fact that the line of credit was renewed in September 2012. The financial covenants have been disclosed as well as the ramifications of breaking a covenant.

Note 9 – Income Tax, page F-20

41.	Due to the S-Corporation status of some of your businesses prior to January 1, 2012, please revise your financial statements to present pro forma tax and earnings per share data on the face of your historical audited and interim financial statements for periods prior to January 1, 2012. Additionally, please tell us why the undistributed earnings of the S-Corporation were not reclassified to additional paid-in capital as of December 31, 2011 or revise your historical financial statements accordingly. Please refer to SAB Topic 4:B. In filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable. These pro forma presentations should continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period.

RESPONSE:       The face of the financials have been revised to reflect the tax liability as if the consolidated entity was subject to Federal and State corporate income tax as a C-corporation for the periods reported. Additionally, the undistributed earnings of the S-corporations and LLCs were not reclassified as Additional Paid in Capital because there was a shareholder's deficit as of December 31, 2010 and December 31, 2011. This is reflected in a revised statement of shareholder's equity.

Note 12 – Subsequent Events, page F-21

42.	Please disclose here and in the footnotes to your interim financial statements the date that Mr. Angelo DeRosa made the actual contribution of the property. If he has not yet made the actual contribution, please disclose why not and when it will be made. Please also disclose how you determined the adjusted cost basis of the contributed property as of the commitment date.

RESPONSE:       Mr. Angelo DeRosa made the actual contribution of property in November 2012. The transfer has been noted in the footnote titled, “Subsequent Events”.

Unaudited Condensed Financial Statements

General

43.	Please address the above comments in your interim financial statements as well.

RESPONSE:       The September 30, 2012 financial statements include all changes made to the December 31, 2011 audited financial statements. Additionally, the presentation of the September 30, 2012 financial statements have been reported in accordance with the SEC Checklist for Quarterly Report on SEC Form 10-Q (9-11)

44.	Please revise to clearly mark all pages of your interim financial statements and related footnotes as unaudited.

RESPONSE:       In response to the Staff’s comment, the interim financial statements are marked as unaudited.

Note 3 – Subsequent Events, page F-5

45.	Please tell us and revise your footnotes to disclose in greater detail the terms of the share exchange agreement and your accounting for it.

RESPONSE:       The specific share amounts for each entity and the accounting presentation were made clear in Note 3 - Financing and Equity Transactions on the September 30, 2012 financial statements.

46.	As a related matter, when you update your interim financial statements to reflect the execution of the share exchange agreement, please include a statement of stockholders’ equity for the interim period to help readers better understand the changes that occurred subsequent to December 31, 2011.

RESPONSE:       In response to the Staff’s comment, a statement of Stockholder's Equity has been included showing changes in Stockholder's Equity from December 31, 2009, through the interim balance sheet date of September 30, 2012.

 Note 4 – Pro Forma Results of Business Combination, page F-5

47.	On page 1, you define the “Company” as Sterling Consolidated Corp. However, on page F-6, you have one column labeled “The Company” and another labeled “Sterling Consolidated Corp.” Therefore, it is unclear what you intend each of those columns to present for the periods provided. Please revise.

RESPONSE:     Note 4 - Pro Forma Results of Business Combination on page F-5 has been removed from the interim financials because the entire body of the financials has been presented as if the forward stock split and share exchange had occurred on Jan 1, 2010 rather than merely a footnote disclosure of the profit and loss effects of such.

Exhibits

48.	We note that some exhibits, including the legal opinion, are being filed by amendment. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

RESPONSE:      We have included all exhibits in this draft of the Registration Statement on Form S-1.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sterling Consolidate Corp.

By:	/s/ Darren DeRosa
Name:	Darren DeRosa
Title:	Chief Executive Officer